Filed by The Walt Disney Company

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Marvel Entertainment, Inc.

Exchange Act File No.: 1-13638

[Email message from Robert A. Iger, President and Chief Executive Officer of The Walt

Disney Company, to employees of Marvel Entertainment, Inc.]

August 31, 2009

By now you have all heard the news we announced earlier, and I wanted to express my excitement to all of you, which I also plan to do in person in New York later this week.

I am excited about this, because once this deal closes, not only will we combine the great characters and storylines of Marvel with those of Disney, but we will bring together two groups of dedicated and very talented people, and we all know how important people are to companies and to businesses, particularly in creative areas.

To us, Marvel is not only a treasure trove of valuable content, but it is a company with great people, who have created real value by combining excellent creative skills with a strong strategy and a smart, disciplined way of doing business. We feel fortunate to have the opportunity to work with you and we look forward to the potential this combination will offer.

Over the years I’ve worked at two companies that were acquired by other companies and I know situations like this can create mixed feelings. We intend to approach the integration of our companies smartly, showing respect and appreciation for the people involved, and also looking for opportunities to create long term value. Change can create anxiety, but it can also be exhilarating and result in new opportunities, and I hope that will be the case here.

Personally, I look forward to working with Ike and the people at Marvel I have met and spoken with during the last few weeks. They lead a wonderful team and together we will do great things!

Best wishes,

Bob Iger

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of The Walt Disney Company (“Disney”) and Marvel Entertainment, Inc. (“Marvel”) separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Disney and Marvel regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Disney nor Marvel undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;
•

the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;
•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;
•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions);
•

developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Disney for the year ended September 27, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on November 20, 2008, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Marvel for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney and Marvel will file relevant materials with the SEC. Disney will file a Registration Statement on Form S-4 that includes a proxy statement of Marvel and which also constitutes a prospectus of Disney. Marvel will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Disney and Marvel with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Marvel Entertainment, Inc., 417 Fifth Avenue New York, NY 10016, Attention: Corporate Secretary.

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in its definitive proxy statement, which was filed with the SEC on March 24, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Disney and Marvel will file with the SEC when it becomes available.